

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 22, 2015

<u>Via E-mail</u>
Clare P. McGrory
Chief Financial Officer
Sunoco LP
555 East Airtex Drive
Houston, TX 77073

      Re: Sunoco LP
           Form 10-K for Fiscal Year Ended
           December 31, 2014
           Filed February 27, 2015
           File No. 1-35653

Dear Ms. McGrory:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Ethan Horowitz

                                          Ethan Horowitz
                                          Branch Chief
                                          Office of Natural Resources